UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 19, 2023

ESGEN ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40927	98-1601409
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5956 Sherry Lane, Suite 1400 Dallas, TX	75225
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (214) 987-6100

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant	ESACU	The Nasdaq Stock Market LLC
Class A ordinary shares included as part of the units	ESAC	The Nasdaq Stock Market LLC
Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	ESACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure.

On April 19, 2023, ESGEN Acquisition Corporation, a Cayman Islands exempted company incorporated with limited liability (“ESGEN”), and Sunergy Renewables, LLC, a Nevada limited liability company (“Sunergy”), issued a joint press release announcing the Business Combination Agreement (as defined below). A copy of the press release is furnished as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of ESGEN under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, regardless of any general incorporation language in such filings.

Item 8.01	Other Events

ESGEN and Sunergy have jointly announced their entry into that certain Business Combination Agreement, dated as of April 19, 2023, by and among ESGEN, ESGEN OpCo, LLC, a Delaware limited liability company and wholly-owned subsidiary of ESGEN, Sunergy, the Sunergy equityholders set forth on the signature pages thereto (collectively, the “Sellers”), for limited purposes, ESGEN LLC, a Delaware limited liability company, and for limited purposes, Timothy Bridgewater, an individual, in his capacity as the Sellers Representative (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement,” and the transactions contemplated by the Business Combination Agreement, collectively, the “Business Combination”).

Important Information and Where to Find It

In connection with the Business Combination, ESGEN intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a preliminary proxy statement/prospectus of ESGEN (as may be amended from time to time, the “Registration Statement”), and after the Registration Statement is declared effective, ESGEN will mail a definitive proxy statement/prospectus relating to the Business Combination to ESGEN’s shareholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the SEC, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of ESGEN’s shareholders to be held to approve the Business Combination. This Current Report does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. ESGEN may also file other documents with the SEC regarding the Business Combination. ESGEN shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about ESGEN, Sunergy and the Business Combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to ESGEN shareholders as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC, free of charge, by ESGEN through the website maintained by the SEC at www.sec.gov, or by directing a request to: ESGEN Acquisition Corporation, 5956 Sherry Lane, Suite 1400, Dallas, TX 75225.

Participants in the Solicitation

ESGEN and Sunergy and their respective directors and officers may be deemed to be participants in the solicitation of proxies from ESGEN’s shareholders in connection with the Business Combination. Information about ESGEN’s directors and executive officers and their ownership of ESGEN’s securities is set forth in ESGEN’s filings with the SEC. To the extent that holdings of ESGEN’s securities by ESGEN’s directors and executive officers have changed since the amounts printed in ESGEN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 as filed with the SEC on March 31, 2023 (the “Annual Report”), such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the Registration Statement, including the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

Certain statements included in this Current Report on Form 8-K (this “Current Report”) may be considered forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and generally relate to future events or ESGEN’s or Sunergy’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements include, among others, statements about ESGEN’s and Sunergy’s ability to effectuate the Business Combination; the benefits of the Business Combination; the future financial performance of the combined company following the Business Combination; changes in ESGEN’s or Sunergy’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. These forward-looking statements are based on information available as of the date of this Current Report, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing ESGEN’s or Sunergy’s views as of any subsequent date, and none of ESGEN or Sunergy undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, ESGEN’s and Sunergy’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the timing to complete the Business Combination; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the Business Combination; (iii) the outcome of any legal proceedings that may be instituted against ESGEN, Sunergy or others following announcement of the Business Combination; (iv) the inability to complete the Business Combination due to the failure to obtain the approval of ESGEN shareholders; (v) the combined company’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the Business Combination; (vi) the combined company’s ability to obtain the listing of its common stock and warrants on the Nasdaq Stock Market LLC following the Business Combination; (vii) the risk that the Business Combination disrupts current plans and operations of Sunergy as a result of the announcement and consummation of the Business Combination; (viii) the ability to recognize the anticipated benefits of the Business Combination; (ix) unexpected costs related to the Business Combination; (x) the amount of any redemptions by public shareholders of ESGEN being greater than expected; (xi) the management and board composition of the combined company following the Business Combination; (xii) limited liquidity and trading of the combined company’s securities; (xiii) the use of proceeds not held in the Trust Account or available from interest income on the balance of the Trust Account; (xiv) geopolitical risk and changes in applicable laws or regulations; (xv) the possibility that ESGEN, Sunergy or the combined company may be adversely affected by other economic, business, and/or competitive factors; (xvi) operational risk; (xvii) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Sunergy’s resources; (xviii) the risks that the consummation of the Business Combination is substantially delayed or does not occur; and (xix) other risks and uncertainties, including those to be included under the heading “Risk Factors” in the Registration Statement to be filed by ESGEN with the SEC and those included under the heading “Risk Factors” in the Annual Report and in its subsequent periodic reports and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by ESGEN, Sunergy, their respective directors, officers or employees or any other person that ESGEN and Sunergy will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this Current Report represent the views of ESGEN and Sunergy as of the date of this Current Report. Subsequent events and developments may cause that view to change. However, while ESGEN and Sunergy may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of ESGEN or Sunergy as of any date subsequent to the date of this Current Report. Neither ESGEN nor Sunergy undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in such party’s expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report relates to a proposed business combination between ESGEN and Sunergy and does not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction, and shall not constitute an offer to sell or exchange or a solicitation of an offer to buy any securities of ESGEN (prior to or upon consummation of the Business Combination) or Sunergy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release dated April 19, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 19, 2023

ESGEN ACQUISITION CORPORATION

By:	/s/ Andrea Bernatova
Name:	Andrea Bernatova
Title:	Chief Executive Officer